January 25, 2006

Mr. Joseph W. Meyers
Vice President, Finance
Pierre Foods, Inc.
9900 Princeton Road
Cincinnati, Ohio 45246

 Re: Pierre Foods, Inc.
        Form 10-K for Fiscal Year Ended March 5, 2005
        Filed June 3, 2005
        File No. 0-07277

Dear Mr. Meyers:

     We have completed our review of your Form 10-K and related
filings and do not, at this time, have any further comments.

        Sincerely,

        Jill S. Davis
        Branch Chief

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF CORPORATION FINANCE
MAIL STOP 7010